**Management Representation Letter**

**December 6, 2024**

HEMPITECTURE, INC.

251 LITTLE FALLS DRIVE

WILMINGTON, DE 19808

**To The Otaigbe Group,**

We are providing this letter in connection with your audit of the financial statements of Hempitecture, Inc. as of DECEMBER 31, 2022 and 2023, which comprise the balance sheet, income statement,, statement of cash flows, statement of stockholder's equity and the related notes to the financial statements for the years then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Hempitecture, Inc. in conformity with the U.S Generally Accepted Accounting Principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve omission or misstatement of accounting information that in light of surrounding circumstances, makes it probable that the judgement of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm to the best of our knowledge and belief, as of December 6, 2024, the following representation made to you during your audit:

**Financial Statement**

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated January 16, 2024, including our responsibility for the preparation and fair presentation of the financial statements
- The financial statements referred to above are fairly presented in conformity with US GAAP.
- We acknowledge our responsibility for design, implementation, and maintenance of internal controls relevant to the preparation of and fair presentation of financial statements that are free from material misstatements whether due to fraud or error.
- Significant assumptions we used in making accounting estimates
- Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of US GAAP.

- All events subsequent to the date of the financial statements and up to the release date and for which US GAAP requires adjustment or disclosure have been adjusted and disclosed.
- There are no uncorrected misstatements relevant to the financial statements referred to above.
- There are no known actual or possible litigation, claims and assessments to be accounted for or disclosed in accordance with US GAAP.
- Material concentrations have been appropriately disclosed in accordance with US GAAP.
- There are no guarantees, whether written or oral, which the Organization is contingently liable, that need to be recorded or disclosed in accordance with US GAAP.
- We have analyzed all lease contracts and have considered and recorded material embedded leases contained within other contracts in accordance with ASU 2016-02.
- Receivables recorded in the financial statements represent valid claims against debtors for sales or other charges arising on or before the balance sheet date and have been reduced to their estimated net realizable value.
- Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, lines of credit, or similar arrangements have been properly disclosed.
- We have fully disclosed to you all  terms of contracts with customers that affect the amount and timing of revenue recognized in the financial statements, including delivery terms, rights of return or price adjustments, side agreements, implicit provisions, unstated customary business practices, and all warranty provisions.


**Information Provided**

We have provided you with:

- Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements such as record, documentation, and other matters.
- Additional information that you have requested from us for the purpose of the audit.
- Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any allegation of fraud or suspected fraud, affecting the organization's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.
- We are responsible for compliance with the laws, regulations, and provisions of contracts and sales agreements applicable to us; and we have identified and disclosed to you all laws, regulations and provisions of contracts and sales agreements that we

believe have a direct and material effect on the determination of financial statement amounts or other financial data significant to the audit objective.

● We have disclosed to you the identity of the organization's related parties and all the relationships and transactions of which we are aware of.

● The organization has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any assets being pledged.

● There are no:

    a) Violations or possible violations of laws and regulations and provisions of contracts and sales agreements whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b) We did not engage the services of our lawyer in matters that have probable assertion and must be disclosed in accordance with the Statement of Financial Accounting Standards No.5 for Contingencies

    c) Other liabilities, gain, or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standard No.5

We assume all management responsibilities; oversee the services by designating an individual, preferably with senior management, who possess suitable skill, knowledge, or experience; evaluate the adequacy and results of the services performed and accept responsibility for the results of the services. We have reviewed, approved, and accepted responsibility for those financial statements and related notes.

Management Name    _____

Management signature    _____

Title _____

Date_____


Governance Name    _____

Governance signature    _____

Title _____

Date_____

# Hempitecture Inc.
# Profit and Loss

|  | Jan - Dec 2023 | Jan - Dec 2022 |
|---|---:|---:|
| **Sales** | | |
| **Billable Expense Income** | 3,042 | 4,455 |
| **Consulting** | | 669 |
| **Corporate Incubator Grant** | 25,000 | |
| **Equipment Sales** | 65 | 21,995 |
| **Hemp Building Summit Sponsorship Sales** | | (324) |
| **Hemp Core Sales** | 22,025 | 15,524 |
| **Hempcrete Binder** | 20,085 | 26,683 |
| **Hempcrete Insulation Blocks** | 13,281 | 0 |
| **HempWool Sales** | 759,922 | 525,899 |
| **Project Materials** | 1,685 | 10 |
| **Total Shipping Income** | 246,046 | 207,277 |
| **Toll Manufacturing** | 17,299 | |
| **Total Website Sales** | 9,593 | 8,896 |
| **Total Sales** | **1,123,368** | **811,083** |
| **Cost of Goods Sold** | 1,388,297 | 813,279 |
| **Gross Profit** | **(264,929)** | **(2,196)** |
| **Expenses** | | |
| **G&A** | 178,962 | 117,813 |
| **Legal & Professional Services** | 39,833 | 60,212 |
| **Payroll Expenses** | 372,424 | 231,092 |
| **Recruitment Expenses** | | 875 |
| **Reimbursements** | 23,813 | 1,237 |
| **Research Expense** | 7,179 | |
| **S&M** | 78,185 | 45,430 |
| **Sales Tax** | | 72 |
| **Shipping** | 12,774 | 9,182 |
| **State Income Tax Expense** | | 20 |
| **Stripe fees** | 4,688 | 13 |
| **Total Expenses** | **717,916** | **465,946** |
| **Other Income** | 19,723 | 21,002 |
| **Other Expenses** | 60,826 | 34,409 |
| **Net Other Income** | **(41,103)** | **(13,406)** |
| **Net Income** | **(1,023,948)** | **(481,548)** |

# Hempitecture Inc.
# Balance Sheet

| | As of Dec 31, 2023 | As of Dec 31, 2022 |
|---|---:|---:|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash | 301,392 | 1,166,180 |
| Accounts Receivable | 29,402 | 16,182 |
| **Total Current Assets** | 529,095 | 1,252,062 |
| **Fixed Assets** | | |
| Computers | 3,388 | 4,712 |
| Equipment Purchases | 10,811 | 14,452 |
| Jerome Machinery & Equipment | 3,160,253 | 3,003,793 |
| Office Furniture & Fixtures | 6,497 | 7,997 |
| **Total Fixed Assets** | 3,180,949 | 3,030,954 |
| **Other Assets** | | |
| Right of Use | 2,099,468 | 2,227,402 |
| Security Deposits | 45,819 | 45,819 |
| **Other Assets** | 2,145,288 | 2,273,221 |
| **TOTAL ASSETS** | **5,855,332** | **6,556,237** |
| **LIABILITIES AND EQUITY** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Accounts Payable | 239,710 | 169,100 |
| Credit Cards | 9,502 | 5,995 |
| Other Current Liabilities | 38,125 | 33,910 |
| **Total Current Liabilities** | 287,336 | 209,005 |
| **Long-Term Liabilities** | | |
| Equipment Loan | 4,168 | 6,523 |
| Lease Liability | 2,099,468 | 2,227,402 |
| **Total Long-Term Liabilities** | 2,103,636 | 2,233,925 |
| **Total Liabilities** | 2,390,973 | 2,442,930 |
| **Equity** | | |
| Additional Paid-in Capital | 120,000 | 120,000 |
| Common Stock | 1,000 | 1,000 |
| Grow NY SAFE | 375,000 | |
| Reg CF | 4,547,109 | 4,547,109 |
| Retained Earnings | (554,859) | (73,311) |
| Net Income | (1,023,948) | (481,548) |
| **Total Equity** | 3,464,359 | 4,113,307 |
| **TOTAL LIABILITIES AND EQUITY** | **5,855,332** | **6,556,237** |

# Hempitecture Inc.
# Statement of Cash Flows
### January - December 2023

| | Total |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -1,023,948.14 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable (A/R) | -13,219.93 |
| Finished Product Inventory:Hemp Core | -2,079.00 |
| Finished Product Inventory:HempWool Insulation | -94,224.62 |
| Finished Product Inventory:Limestrong Binder | -16,104.52 |
| Finished Product Inventory:Nature Fibers Inventory | 19,117.24 |
| Prepaid Expenses | 7,500.00 |
| Raw Material Inventory:Cotton Fiber | -21,483.00 |
| Raw Material Inventory:Hemp Fiber | -4,398.61 |
| Raw Material Inventory:Polyester Fiber | -16,673.46 |
| Jerome Machinery & Equipment:Accum. Depreciation - Jerome Machinery & Equipment | 48,634.56 |
| Jerome Machinery & Equipment:Jerome Engineering, Installation, or Shipping | -68,562.48 |
| Accounts Payable (A/P) | 70,610.12 |
| Credit Card | 3,506.39 |
| DL Evans | 0.00 |
| Accrued expenses | 0.00 |
| California Department of Tax and Fee Administration Payable | 0.00 |
| Direct Deposit Payable | 0.00 |
| Gift Card Outstanding | -5,204.00 |
| Idaho Department of Revenue Payable | 0.05 |
| Idaho, Ketchum Payable | 0.02 |
| Iowa Department of Revenue Payable | 0.00 |
| New York Department of Taxation and Finance Payable | 0.00 |
| Out Of Scope Agency Payable | 0.00 |
| Payroll Liabilities:CO Income Tax | 1,344.00 |
| Payroll Liabilities:CO Unemployment Tax | 346.80 |
| Payroll Liabilities:Federal Taxes (941/944) | 1,071.61 |
| Payroll Liabilities:Federal Unemployment (940) | -170.47 |
| Payroll Liabilities:ID Income Tax | 399.00 |
| Payroll Liabilities:ID Unemployment Tax | 225.62 |
| Payroll Liabilities:Medical Insurance - SimplyInsured | 6,177.36 |
| Payroll Liabilities:NJ Income Tax | 0.00 |
| Payroll Liabilities:WA Cares Fund | 75.42 |
| Payroll Liabilities:WA Workers Compensation | 0.00 |
| State Taxes Payable | -50.00 |
| Texas State Comptroller Payable | 0.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-$ 83,161.90** |

| | | |
|---|---|---:|
| **Net cash provided by operating activities** | **-$** | **1,107,110.04** |
| **INVESTING ACTIVITIES** | | |
| Computers | | -1,451.13 |
| Computers:Accum. Depreciation - Computers | | 2,774.52 |
| Equipment Purchases (>$2500):Accum. Depreciation - Equipment | | 1,918.56 |
| Equipment Purchases (>$2500):Conveyor Belts:Original cost:Accum. Depreciation | | 1,542.24 |
| Equipment Purchases (>$2500):Tablesaw:Original cost:Accum. Depreciation | | 39.74 |
| Equipment Purchases (>$2500):Trailer:Original cost:Accum. Depreciation | | 140.79 |
| Jerome Machinery & Equipment | | -42,374.90 |
| Jerome Machinery & Equipment:Technoplants Machinery | | -94,157.31 |
| Office Furniture & Fixtures:Accum. Depreciation - Furn & Fixtures | | 1,500.36 |
| Right of Use | | 127,933.62 |
| **Net cash provided by investing activities** | **-$** | **2,133.51** |
| **FINANCING ACTIVITIES** | | |
| Equipment Loan | | -2,355.29 |
| Lease Liability | | -127,933.62 |
| Grow NY SAFE | | 375,000.00 |
| Opening Balance Equity | | 0.00 |
| Owner's Equity | | 0.00 |
| **Net cash provided by financing activities** | **$** | **244,711.09** |
| **Net cash increase for period** | **-$** | **864,532.46** |
| **Cash at beginning of period** | | 1,166,180.24 |
| **Cash at end of period** | **$** | **301,647.78** |

# Hempitecture Inc.
# Statement of Cash Flows
### January - December 2022

|  | Total |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -481,547.90 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable (A/R) | -583.74 |
| Finished Product Inventory:Hemp Core | -8,547.52 |
| Finished Product Inventory:Limestrong Binder | 0.00 |
| Finished Product Inventory:Nature Fibers Inventory | -11,486.01 |
| Prepaid Expenses | -18,509.00 |
| Raw Material Inventory:Cotton Fiber | -324.01 |
| Raw Material Inventory:Hemp Fiber | -6,975.00 |
| Raw Material Inventory:Polyester Fiber | -1,140.00 |
| Uncategorized Asset | 0.00 |
| Jerome Machinery & Equipment:Accum. Depreciation - Jerome Machinery & Equipment | 18,365.99 |
| Jerome Machinery & Equipment:Jerome Engineering, Installation, or Shipping | -558,080.84 |
| Accounts Payable (A/P) | 165,247.76 |
| Credit Card | 1,930.78 |
| California Department of Tax and Fee Administration Payable | 41.85 |
| Customer deposits | 9,733.20 |
| Direct Deposit Payable | 0.00 |
| Federal Taxes Payable | -22,068.00 |
| Gift Card Outstanding | 8,600.00 |
| Idaho Department of Revenue Payable | 0.00 |
| Idaho, Ketchum Payable | 0.00 |
| Iowa Department of Revenue Payable | 985.40 |
| Kentucky Department of Revenue Payable | 0.00 |
| New York Department of Taxation and Finance Payable | 0.00 |
| Out Of Scope Agency Payable | 0.00 |
| Payroll Liabilities:Federal Taxes (941/944) | 995.94 |
| Payroll Liabilities:Federal Unemployment (940) | 121.50 |
| Payroll Liabilities:ID Income Tax | 543.44 |
| Payroll Liabilities:ID Unemployment Tax | 258.39 |
| Payroll Liabilities:NJ Income Tax | 0.00 |
| Sales Tax Payable | |
| Texas State Comptroller Payable | 0.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | -$ 420,889.87 |
| **Net cash provided by operating activities** | -$ 902,437.77 |
| **INVESTING ACTIVITIES** | |
| Computers | -2,859.06 |
| Computers:Accum. Depreciation - Computers | 2,112.01 |

| | | |
|---|---|---|
| Equipment Purchases (>$2500):Accum. Depreciation - Equipment | | 1,918.56 |
| Equipment Purchases (>$2500):Conveyor Belts:Original cost:Accum. Depreciation | | 1,542.24 |
| Equipment Purchases (>$2500):Tablesaw:Original cost:Accum. Depreciation | | 119.40 |
| Equipment Purchases (>$2500):Trailer:Original cost:Accum. Depreciation | | 563.04 |
| **Jerome Machinery & Equipment** | | -756,067.33 |
| **Jerome Machinery & Equipment:Technoplants Machinery** | | -1,708,011.18 |
| **Office Furniture & Fixtures** | | -6,952.61 |
| **Office Furniture & Fixtures:Accum. Depreciation - Furn & Fixtures** | | 804.13 |
| **Right of Use** | | -2,227,401.84 |
| **Security Deposits** | | -44,619.36 |
| **Net cash provided by investing activities** | **-$** | **4,738,852.00** |
| **FINANCING ACTIVITIES** | | |
| **Equipment Loan** | | -2,081.70 |
| **Lease Liability** | | 2,227,401.84 |
| **Opening Balance Equity** | | 57.57 |
| **Owner's Equity** | | 0.00 |
| **Reg CF** | | 4,547,108.50 |
| **Retained Earnings** | | 12,334.80 |
| **Net cash provided by financing activities** | **$** | **6,784,821.01** |
| **Net cash increase for period** | **$** | **1,143,531.24** |
| **Cash at beginning of period** | | 22,649.00 |
| **Cash at end of period** | **$** | **1,166,180.24** |


**Hempitecture Inc.**

**Statement of Stockholders' Equity**

**For the Years Ended December 31, 2022 and 2023**


| | Common Stock | | Additional Paid-in capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | # of Shares | Amount | | | |
| Balance at December 31, 2021 | 10,000,000 | $ 1,000 | $ 120,000 | $ 35,582 | $ 156,582 |
| Issuance of common stock in connection with anti-dilution rights | | $ - | $ - | | $ - |
| Stock-based compensation - vested stock options | | $ - | $ - | $ - | $ - |
| Net Income | | $ - | $ - | $ (121,228) | $ (121,228) |
| Balance at December 31, 2022 | 10,000,000 | $ 1,000 | $ 120,000 | $ (85,646) | $ 35,354 |
| Balance at January 1, 2023 | 10,000,000 | $ 1,000 | $ 120,000 | $ (554,801) | $ (433,802) |
| Grow NY SAFE | | $ - | $ - | $ - | $ 375,000 |
| Reg CF | | $ - | $ - | $ - | $ 4,547,109 |
| Net Income | | $ - | $ - | $ - | $ (1,023,948) |
| Balance at December 31, 2023 | 10,000,000 | $ 1,000 | $ 120,000 | $ (554,801) | $ 3,464,359 |

**HEMPITECTURE INC.**
**NOTES TO FINANCIAL STATEMENTS**

---

## NOTE 1: NATURE OF OPERATIONS

Hempitecture Inc., ("Company"), is a Public Benefit Corporation incorporated on September 24, 2018 under the laws of the State of Delaware.

The Company is a materials and building products company that manufactures and distributes biobased products across North America.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP").

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of goods and services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than six months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. Property and equipment as of December 31, 2023 was as follows:

|  | 2023 |
| --- | --- |
| Equipment | $3,233,590.72 |
| Furniture and Fixtures | $9,305.03 |
| Total Property and Equipment | $3,242,895.75 |
| Less accumulated depreciation | $98,685.77 |
| Property and equipment, net | $3,144,209.98 |

Inventory

Inventory is valued using the weighted average cost method, which includes direct costs such as raw materials and direct labor involved in production or the purchasing costs for finished goods that Hempitecture resells. The inventory comprises raw materials, work-in-progress, and finished goods. Indirect costs, such as overhead, shipping to distribution warehouses, and packaging, are expensed as incurred and are not included in the inventory valuation. Inventory is reviewed annually for count and obsolescence.

Cost of Goods Sold

The unit cost of one pallet of Hempitecture's manufactured products is calculated using the average cost method, which divides the total annual cost of raw fibers and labor by the total number of pallets produced annually.

Other production-related costs, such as rent overhead, energy costs, and disposable packaging, are recognized as part of COGS in the year they are incurred but are not included in the calculation of the average unit cost.

Impairment of Long-Lived Assets

Management monitors events and changes that may indicate long-lived assets are unrecoverable. If such events occur, management evaluates recoverability by comparing the asset's carrying value to undiscounted future cash flows. When future cash flows are less than the carrying amount, an impairment loss is recorded for the difference between carrying amount and fair value. Assets held for disposal are valued at the lower of carrying amount or fair value minus costs to sell. No disposals occurred in 2022 or 2023.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in bank, accounts receivable, accounts payable, accrued expenses, and term loan.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2022 and 2023, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019 and retroactively applied to the periods presented. The Company recognizes revenue at the time of shipment and as services are rendered.

Advertising Expense

The Company expenses advertising costs as they are incurred. Advertising expenses include costs associated with promoting the Company's products, such as digital and print media, promotional materials, trade show participation, and other marketing activities.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

<u>Recent Accounting Pronouncements</u>

The Company adopted ASU 2014-09 (Topic 606), Revenue from Contracts with Customers, on January 1, 2019, recognizing revenue when control of goods or services transfers to the customer, in an amount expected to be received. The FASB's ASU 2015-14 deferred this standard's effective date to fiscal years beginning after December 15, 2018, with retrospective or cumulative effect transition options.

Additionally, ASU 2018-13, Fair Value Measurement (Topic 820), modifies disclosure requirements and is effective for fiscal years beginning after December 15, 2019. Management does not expect this to materially impact financial statements.

No other recently issued accounting standards are expected to materially affect the Company's financial statements.

**NOTE 3: DEBT FINANCING AGREEMENTS**

<u>NYSERDA Award Payable</u>

In 2024, Hempitecture began work on NYSERDA contract #201093 which offers milestone based payment awards for fulfillment of the $1.1mm non-dillutive contract award. As of November 15, 2024 there has been less than $150,000 of the award disbursed to date. The award is repayable via 1% of product royalty sales over 15 years from the contract date until the original disbursement balance is repaid. If after 15 years, there is an unpaid balance on the award, that amount is forgiven and no longer due. For this contract, the product is a loose-fill hemp fiber blown-in insulation.

<u>10 Year Term Loan</u>

See Note 5.

<u>Equipment Loan</u>

On August 21, 2020, the Company entered into an equipment loan with CIT Bank, N.A. in the amount of $11,212. The loan has a fixed interest rate of 9.77% per annum and matures in August 2025.

Future Maturities

As of December 31, 2024, future principal payment for the equipment loan were as follows:

| Year | Amount |
|------|--------|
| 2025 | $1,609 |
| **Total** | $1,609 |

## NOTE 4: STOCKHOLDERS' EQUITY

The Company has 10,000,000 authorized shares of common stock with par value of $.0001 per share. As of December 31, 2022 and December 31, 2023 Company has 10,000,000 shares of common stock issued and outstanding.

## NOTE 5: RELATED PARTY TRANSACTIONS

On July 1, 2024 the Company entered into a loan agreement with Thomas Gibbons (the "Lender"), a related party, who holds the position of Chief Innovation Officer in the company. The loan amount is $150,000 with an interest rate of 6% per annum, compounded daily and payable at the maturity date of July 1, 2034. The principal amount, along with all accrued and unpaid interest, is due in full on or before the maturity date. Prepayment of the loan, including accrued interest, is allowed at any time without penalty. The loan proceeds are designated for general business purposes related to the operations of Hempitecture, Inc. This transaction has been carried out at terms considered to be consistent with those available to the company. As of December 31, 2024, the outstanding balance, including accrued interest, amounts to $154,580.50.

## NOTE 6: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2022 and December 31, 2023 the Company has not reported any lawsuit or known plans of litigation by or against the Company.

## NOTE 7: LEASE COMMITMENTS

On November 8, 2019, the Company entered into a lease agreement for its current office space with 323 Lewis St. LLC for twenty-four months which commenced on December 1, 2019.

Monthly base rent on this lease agreement is $1,200. On June 30th, 2020 the Company opted to extend a lease with 323 Lewis St. LCC for an additional two years through December 31, 2022 with a monthly base rent of $1,250 beginning January 1, 2021 and $1,300 January 1, 2022. The Company exercised its first additional options to extend the lease two years with a rent increase of $50 per month for each option period, starting with a rent of $1,350 January 1, 2023 and $1,400 in 2024. On June 30th, 2024, the company again opted to extend the lease through December 31st, 2025 with a monthly rent payment of $1450.

The Company has from time to time and is currently engaged in monthly rental agreements with storage facilities for the purpose of warehousing material but has no extended commitments to these facilities.

The Company signed a triple-net lease agreement with NB1, LLC starting July 1, 2022 to rent manufacturing and warehousing space in Jerome, Idaho through December 31, 2032.

Future minimum lease payments under this lease agreements as of December 31, 2024 excluding triple net expenses are as follows:

| | |
|---|---|
| 2025 | $285,316.14 |
| 2026 | $293,875.63 |
| Total Lease Payments | $579,191.77 |

## NOTE 8: SUBSEQUENT EVENTS

### Management's Evaluation

Management has evaluated subsequent events through 12/31/2024, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.